

May 25, 2011

Via E-mail
Kenneth J. Koock, President
Red Mountain Resources, Inc.
7609 Ralston Road
Arvada, Colorado 80002

> **Re:** **Red Mountain Resources, Inc.**
> **Post-effective Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 5, 2011**
> **File No. 333-164968**

Dear Mr. Koock:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Item 7. Selling Security Holders, page 14

1.   We refer to the tabular disclosure of your selling security holders. For each selling shareholder that is a legal entity, please identify the individual(s) with sole or shared voting and dispositive powers over the shares held by that selling shareholder.

2.   In addition, disclose whether any of the non-public entity selling shareholders are registered broker-dealers or affiliates of registered broker-dealers. We may have further comments, depending upon your response.

Item 16. Exhibits and Financial Statement Schedules, page 36

Exhibit 5.1

3.   The penultimate paragraph of counsel's legality opinion states that the opinion covers only matters of <u>Wyoming</u> law and that nothing in the opinion shall be deemed to imply

any opinion related to the laws of any other jurisdiction. We note, however that the outside cover page of your registration indicates that your company is organized in Florida. We further note that counsel's opinion as to the validity, full payment and non-assessability of the shares is expressed under Florida law. Please provide a revised opinion that eliminates the restrictions on applicable law, or alternatively provide a revised opinion which states that the opinion covers matters of Florida law.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in your response letter please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will consider your submission of an amendment and your response letter as confirmation of the fact that you, other signers of the filing, and the filer are aware of your respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to formulating plans dependent upon the effective date of the registration statement.

Please contact Ryan Houseal, Attorney, Advisor, at (202) 551-3105 with any questions. If you thereafter require further assistance, please contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
        Michael A. Littman, Esq.